Exhibit 99.1

CyberArk Announces Second Quarter 2020 Results
Total revenue of $106.5 million
 GAAP operating loss of $(4.9) million and Non-GAAP operating income of $16.9 million
Deferred revenue grew 30 percent year over year

Newton, Mass. and Petach Tikva, Israel – August 4, 2020 – CyberArk, (NASDAQ: CYBR), the global leader in privileged access management, today announced financial results for the second quarter ended June 30, 2020.

“We were pleased to deliver results ahead of all guided metrics for the second quarter,” said Udi Mokady, CyberArk Chairman and CEO.  “The integration of our Idaptive acquisition is progressing well and the feedback from customers and partners has been positive.  Our SaaS solutions are gaining momentum resulting in record SaaS bookings in the second quarter, contributing to our strong 30 percent deferred revenue growth.  While SaaS acceleration results in a short-term revenue headwind, the recurring revenue base creates significant longer-term value for both our customers and CyberArk.  It was a very active quarter overall with the impact from the global pandemic confined to new business progression, which was in line with our expectations.  Cybersecurity market fundamentals remain strong, identity security is at the top of customers’ priority lists, and our pipeline growth is robust.  We are confident that we are positioned to accelerate growth as the overall business environment stabilizes.”

Financial Highlights for the Second Quarter Ended June 30, 2020

Revenue:

•	Total revenue was $106.5 million, compared to $100.2 million in the second quarter of 2019.
•	License revenue was $47.9 million, compared to $52.2 million in the second quarter of 2019.
•	Maintenance and professional services revenue was $58.6 million, compared to $48.0 million in the second quarter of 2019.

Operating Income (Loss):

•
GAAP operating loss was $(4.9) million, compared to operating income of $13.0 million in the second quarter of 2019.  Non-GAAP operating income was $16.9 million, compared to $26.5 million in the second quarter of 2019.

Net Income (Loss):

•
GAAP net loss was $(4.3) million, or $(0.11) per basic and diluted share, compared to GAAP net income of $13.4 million, or $0.34 per diluted share, in the second quarter of 2019.   Non-GAAP net income was $16.7 million, or $0.42 per diluted share, compared to $23.0 million, or $0.59 per diluted share, in the second quarter of 2019.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income (loss) and net income (loss) for the three months and six months ended June 30, 2020 and 2019. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•	As of June 30, 2020, CyberArk had $1.1 billion in cash, cash equivalents, marketable securities and short-term deposits. This compares to $537.9 million at June 30, 2019.
•	As of June 30, 2020, total deferred revenue was $225.7 million, a 30% increase from $174.2 million at June 30, 2019.
•	During the six months ended June 30, 2020, the company generated $53.3 million in net cash provided by operating activities, compared to $67.3 million in the first six months of 2019.

Business Outlook

Based on information available as of August 4, 2020, CyberArk is issuing guidance for the third quarter of 2020 as indicated below.

Third Quarter 2020:

•	Total revenue between $107.0 million and $115.0 million.
•	Non-GAAP operating income between $8.0 million and $15.0 million.
•	Non-GAAP net income per share between $0.19 and $0.33 per diluted share.
o	Assumes 39.8 million weighted average diluted shares.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Tuesday, August 4, 2020 at 8:30 a.m. Eastern Time (ET) to discuss the company’s second quarter financial results and its business outlook. To access this call, dial +1 (833) 968-2251 (U.S.) or +1 (778) 560-2670 (international).  The conference ID is 3597059. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 585-8367 (U.S.) or (416) 621-4642 (international). The replay pass code is 3597059. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged access management, a critical layer of IT security to protect data, infrastructure and assets across cloud and hybrid environments, and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 500, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2020 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

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Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating income (loss) or net income (loss) or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as GAAP operating income (loss) excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as GAAP net income (loss) excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs and the tax effect of non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response, on global and regional economies and economic activity and the resulting impact on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to adjust its operations in response to impacts from the COVID-19 pandemic; difficulties predicting future financial results, including due to impacts from the COVID-19 pandemic; changes to the drivers of the Company’s growth; the Company’s ability to sell into existing and new industry verticals; the Company’s sales cycles and multiple licensing models may cause results to fluctuate; the Company’s ability to sell into existing customers; potential changes in the Company’s operating and net profit margins and the Company’s revenue growth rate; the Company’s ability to successfully find, complete, fully integrate and achieve the expected benefits of future acquisitions, including the Company’s ability to integrate and achieve the expected benefits of Idaptive; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system; the Company’s ability to hire qualified personnel; the Company’s ability to expand its channel partnerships across existing and new geographies; the Company’s ability to further diversify its product deployments and licensing options; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Relations Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020

Revenues:
License	$52,201	$47,864	$103,485	$99,520
Maintenance and professional services	47,980	58,633	92,631	113,803

Total revenues	100,181	106,497	196,116	213,323

Cost of revenues:
License	2,906	5,223	5,494	7,458
Maintenance and professional services	12,305	15,167	23,284	30,017

Total cost of revenues	15,211	20,390	28,778	37,475

Gross profit	84,970	86,107	167,338	175,848

Operating expenses:
Research and development	16,995	22,873	33,326	44,158
Sales and marketing	43,573	52,347	85,078	103,543
General and administrative	11,426	15,766	22,331	30,455

Total operating expenses	71,994	90,986	140,735	178,156

Operating income (loss)	12,976	(4,879)	26,603	(2,308)

Financial income (expenses), net	2,485	(1,473)	3,906	(2,209)

Income (loss) before taxes on income	15,461	(6,352)	30,509	(4,517)

Tax benefit (taxes on income)	(2,058)	2,036	(3,429)	2,587

Net income (loss)	$13,403	$(4,316)	$27,080	$(1,930)

Basic net income (loss) per ordinary share	$0.36	$(0.11)	$0.73	$(0.05)
Diluted net income (loss) per ordinary share	$0.34	$(0.11)	$0.70	$(0.05)

Shares used in computing net income (loss)
per ordinary shares, basic	37,522,410	38,565,175	37,285,788	38,393,938
Shares used in computing net income (loss)
per ordinary shares, diluted	38,993,170	38,565,175	38,735,078	38,393,938

Share-based Compensation Expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020

Cost of revenues	$1,251	$1,949	$2,208	$3,752
Research and development	2,394	3,362	4,701	6,383
Sales and marketing	4,878	6,753	8,563	13,153
General and administrative	3,373	4,687	6,676	9,771

Total share-based compensation expense	$11,896	$16,751	$22,148	$33,059

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	June 30,
	2019	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$792,363	$551,706
Short-term bank deposits	140,067	247,965
Marketable securities	132,412	120,050
Trade receivables	72,953	60,136
Prepaid expenses and other current assets	8,406	13,762

Total current assets	1,146,201	993,619

LONG-TERM ASSETS:
Marketable securities	54,408	190,134
Property and equipment, net	16,472	16,865
Intangible assets, net	9,143	29,102
Goodwill	82,400	133,280
Other long-term assets	72,091	87,098
Deferred tax asset	24,451	27,555

Total long-term assets	258,965	484,034

TOTAL ASSETS	$1,405,166	$1,477,653

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,675	$8,946
Employees and payroll accruals	41,345	34,933
Accrued expenses and other current liabilities	27,132	20,272
Deferred revenues	118,519	145,526

Total current liabilities	192,671	209,677

LONG-TERM LIABILITIES:
Convertible senior notes, net	485,119	493,636
Deferred revenues	71,836	80,212
Other long-term liabilities	31,408	30,007

Total long-term liabilities	588,363	603,855

TOTAL LIABILITIES	781,034	813,532

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	99	101
Additional paid-in capital	396,437	435,769
Accumulated other comprehensive income	818	3,403
Retained earnings	226,778	224,848

Total shareholders' equity	624,132	664,121

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,405,166	$1,477,653

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Six Months Ended
	June 30,
	2019	2020

Cash flows from operating activities:
Net income (loss)	$27,080	$(1,930)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	5,551	6,911
Amortization of premium and accretion of discount on marketable securities, net	(42)	222
Share-based compensation	22,148	33,059
Deferred income taxes, net	(1,857)	(3,766)
Decrease in trade receivables	3,156	15,677
Amortization of debt discount and issuance costs	-	8,517
Increase in prepaid expenses and other current and long-term assets	(9,656)	(13,850)
Increase (decrease) in trade payables	(123)	477
Increase in short-term and long-term deferred revenues	24,655	28,627
Decrease in employees and payroll accruals	(7,595)	(8,116)
Increase (decrease) in accrued expenses and other
current and long-term liabilities	4,029	(12,540)

Net cash provided by operating activities	67,346	53,288

Cash flows from investing activities:
Proceeds from (investment in) short and long term deposits	8,948	(108,138)
Investment in marketable securities	(50,464)	(223,733)
Proceeds from maturities of marketable securities	36,653	102,239
Purchase of property and equipment	(3,231)	(2,874)
Payments for business acquisitions, net of cash acquired	-	(66,964)

Net cash used in investing activities	(8,094)	(299,470)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	5,319	(603)
Proceeds from exercise of stock options	16,572	6,125

Net cash provided by financing activities	21,891	5,522

Increase (decrease) in cash, cash equivalents and restricted cash	81,143	(240,660)

Cash, cash equivalents and restricted cash at the beginning of the period	261,883	792,413

Cash, cash equivalents and restricted cash at the end of the period	$343,026	$551,753

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020

Gross profit	$84,970	$86,107	$167,338	$175,848
Plus:
Share-based compensation - License, Maintenance & professional services	1,251	1,949	2,208	3,752
Amortization of intangible assets - License	1,444	2,239	2,888	3,175
Acquisition related expenses	-	400	-	400

Non-GAAP gross profit	$87,665	$90,695	$172,434	$183,175

Reconciliation of Operating Income (Loss) to Non-GAAP Operating Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020

Operating income (loss)	$12,976	$(4,879)	$26,603	$(2,308)
Plus:
Share-based compensation	11,896	16,751	22,148	33,059
Amortization of intangible assets - Cost of revenues	1,444	2,239	2,888	3,175
Amortization of intangible assets - Sales and marketing	144	160	288	273
Acquisition related expenses	-	2,646	-	4,256

Non-GAAP operating income	$26,460	$16,917	$51,927	$38,455

Reconciliation of Net Income (Loss) to Non-GAAP Net Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2020	2019	2020

Net income (loss)	$13,403	$(4,316)	$27,080	$(1,930)
Plus:
Share-based compensation	11,896	16,751	22,148	33,059
Amortization of intangible assets - Cost of revenues	1,444	2,239	2,888	3,175
Amortization of intangible assets - Sales and marketing	144	160	288	273
Acquisition related expenses	-	2,646	-	4,256
Amortization of debt discount and issuance costs	-	4,277	-	8,517
Taxes on income related to non-GAAP adjustments	(3,846)	(5,066)	(7,892)	(11,078)

Non-GAAP net income	$23,041	$16,691	$44,512	$36,272

Non-GAAP net income per share
Basic	$0.61	$0.43	$1.19	$0.94
Diluted	$0.59	$0.42	$1.15	$0.92

Weighted average number of shares
Basic	37,522,410	38,565,175	37,285,788	38,393,938
Diluted	38,993,170	39,320,124	38,735,078	39,301,975